Exhibit 12.1
SOUTHERN POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2015
and the nine months ended September 30, 2016

	Year ended December 31,					Nine Months Ended September 30,
	2011	2012	2013	2014	2015	2016
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$238	$268	$212	$172	$250	$187
Interest expense, net of amounts capitalized	77	63	74	89	77	78
Interest component of rental expense	—	—	1	1	3	5
Amortization of capitalized interest	4	4	6	5	5	4
Pre-tax net (income)/loss from non-controlling interest	—	—	—	1	(12)	(35)
Earnings as defined	$319	$335	$293	$268	$323	$239
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$92	$79	$81	$86	$84	$88
Interest on interim obligations	1	2	1	1	4	18
Amortization of debt discount, premium and expense, net	2	1	1	1	2	3
Other interest charges	1	—	—	1	1	1
Interest component of rental expense	—	—	1	1	3	5
Fixed charges as defined	$96	$82	$84	$90	$94	$115
RATIO OF EARNINGS TO FIXED CHARGES	3.34	4.09	3.47	2.97	3.45	2.08